UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Following the Relevant Information dated May 8, 26 and 28, and June 12 (registration CNMV No 205101, 206346, 206438 and 207118), concerning the mandatory conversion of non-voting Class B shares into Class A common shares and the capital increases carried out for the purpose of attending the delivery of additional Class A common shares as a result of the modification of the conversion rate and the payment of minimum annual dividend of non-voting Class B corresponding to year 2013 and the pro rata part of such dividend accrued in year 2014 up to the mandatory conversion, PRISA announces that it has granted a public deed formalizing (i) the conversion of a total of 311,789,008 non-voting Class B shares into an equal number of Class A common shares, (ii) the issuance of 102,890,351 new Class A common shares corresponding to the delivery of 0.33 Class A common shares for each non-voting Class B share as a result of the modification of the conversion rate, and (iii) the issuance of 77,011,861 new Class A common shares corresponding to the payment of the minimum dividend accrued until the mandatory conversion.

This public deed has been recorded in the Madrid Commercial Registry on July 7 2014, with entry number 560.

PRISA share capital after these operations amounts to €141,228,679 represented by 1,412,286,790 of Class A common shares, of €0.10 par value each, numbered consecutively from 1 to 1,412,286,790.

The admission to trading of the new ordinary shares will be applied on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, July 8, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 8, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors